UrgentEMS

Main Street Software Technology Services Telecommunications

24/7 Urgent Medical Triage and Care

URGENTEMS.COM SHREVEPORT LOUISIANA


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We chose this business model after watching the insanely inefficient us of resources from the perspective of patients, paramedics, nurses, NPs, PAs, MDs, Clinics, and Hospitals. We care because we want to ensure access to timely preventative care, screenings, and access to definitive care, rather than watch problems deteriorated to emergencies.

Matthew Lottinger UrgentEMS, INC @ UrgentEMS

Why you may want to support us...

1. Emergency Medical Care
2. Urgent Medical Care
3. Routine Medical Care
4. Rehabilitation Services

Why investors ❤ us

WE'VE RAISED $62,619 SINCE OUR FOUNDING



With an extensive back ground in emergency medical services as a Paramedic, Emergency room Nurse and presently practicing as an Adult Nurse Practitioner, I feel that investing in UrgentEMS gives me an opportunity to contribute to a company that will bring paramedics into the community care setting. UrgentEMS will additionally bridge the individual needs of members of the community with quality emergent as non-emergent Medical care and services at an affordable price.

Shannon Pippin Investor / Board Member

LEAD INVESTOR INVESTING $4,000 THIS ROUND & $4,000 PREVIOUSLY



Energy, drive and focus on the achieving the goal.

Mick Lazell ☆

37 years a Paramedic now retired looking to enjoy and relax all the while sharing experience with others



He is professional and driven.

Blake Cornwell ☆

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Matthew Lottinger

UrgentEMS, INC

Paramedic with 25 years experience in EMS and Technology Development. Focused on creating affordable solutions for undeserved medical populations.



Dr Susie Folse

Dr. Susie Folse MD --Medical Advisor

Sports Medicine and Physical Medicine & Rehabilitation



Mick Lazell

Director of Operations Australia



Carl Robinson

Dr Carl Robinson MD Medical Consultant

Retired Pediatrician, Hospice and Palliative Care Physician

in



Melissa Lottinger

Secretary

Downloads

AmTower Bldg. Specs.pdf

UrgentEMS-v10 wefunder2.pdf

The UrgentEMS Concept

Creating access to 24/7 to medical triage for members to focus on your needs. As members we will match your profile to medical complaints and resources.

When necessary we will arrange telemedicine consultation with NP, PA, and MDs

When necessary we will dispatch community care paramedics or an emergency ambulance for transport for hands on care.

We will facilitate clinical appointments and testing.

In Emergencies we will provide rapid triage prior to the arrival of Emergency Ambulance.

Investor Q&A

– COLLAPSE ALL

What does your company do?

UrgentEMS is focused on near real time medical triage for Emergent, Urgent, and Chronically ill patients on demand 24/7 over a common telemedicine hybrid network. Our network will provide the triage over a telemedicine consult then facilitate access to the appropriate level of resources through EMS partners, NPs, PAs, MDs, clinical partners and hospitals partners as we build this common daily use telemedicine network.

Where will your company be in 5 years?

Our vision is to see this company a key player in providing streamlined efficient in both time and money access to care for the Uninsured, Under Insured, and for Active Chronically who want to live life not their disease. Our business model is designed to grow to a national then international foot print. We do not seek to be everything to everybody, our target market is for patients who are seeking to be active participants in their care.

Why did you choose this idea?

We chose this business model after watching the insanely inefficient us of resources from the perspective of patients, paramedics, nurses, NPs, PAs, MDs, Clinics, and Hospitals. We care because we want to ensure access to timely preventative care, screenings, and access to definitive care, rather than watch problems deteriorated to emergencies.

Why under insured and uninsured?

UrgentEMS, Inc was founded to enable under insured and uninsured patient's to access to concierge based healthcare.

Often insurance out of pocket and deductibles cost more than paying for some the services community care paramedicine and other allied health professionals can provide.

What are the advantages of using a hybrid telemedicine model?

By using a 24/7 available telemedicine triage we can evaluate each member patient's needs then send the appropriate level of resources to the problem at hand.

Where necessary we will send community care paramedics to the your location.

When necessary the proposed network will facilitate transport to Urgent Care facilities, out patient clinics, or hospitals as needed.

Our model seeks to partner with local health care community as team players creating new avenues for providing timely, high quality, and cost effective care.

What advantages does a common daily use hybrid telemedicine network bring to the table?

By using a common daily use hybrid telemedicine network we create the following advantages:
1. Familiarity for users to become confident in accessing the care over the network.
2. Share development cost over multiple specialties rather the creating separate platforms for each specialty.
3. Creates a platform for future product and service development.

What service do you envision developing in follow on phases of development?

As the UrgentEMS, Inc develops we envision creating:
1. Chronic disease monitoring and management
2. Assisted living support services
3. Dietary and lifestyle support services.

Why would EMS companies and agencies participate in this network?

The UrgentEMS daily use common telemedicine network will provide existing EMS agencies an opportunity to generate revenue through memberships and community paramedicine services.

But I can already access telemedicine applications on my phone, why UrgentEMS?

At the end of the day video based telemedicine applications do not have the ability provide the hands on medical care.

For instance a video based consult that still sends a patient out to the ER, Urgent Care Clinic, or other Clinics is self defeating. However, a hybrid system allow all sort of preventative and UrgentCare.

Imagine being able to schedule your families or work forces vaccinations on site. This reduces the barriers to preventative care compliance.

What kinds of preventative care could be provided?

With the new changes in EMS regulation allowing for community care paramedic can assist in providing:
1. Onsite healthcare screenings
2. Onsite vaccinations
3. Onsite Industrial Health clinics that leverage telemedicine for real time orders and onsite care.
4. Diabetic screening
5. Dietary and lifestyle care
6. Digital Retina scans

When partnered with other allied health professionals
1. Onsite dental screenings and dental cleanings can be provided with the proper infrastructure. This care can be provided outside of normal business hours at a time convenient to the patient. This convenience can be used to leverage compliance and reduce work force absenteeism.

What are the advantages to Paramedics?

EMS is a unique profession that has been characterized by low wages, long hours, significant turnover, and careers limited by injury.

By expanding the types of care and services that can be compensated, we believe the UrgentEMS, Inc technology platform will lead to increases in wages and extend careers.

In the community care and industrial area our technology platform will place a premium of experience allowing senior paramedics. Their experience will allow them to transition shorter hours and higher paying assignments, because these types of services generate more revenue for their employers.

It is also conceivable that enterprising self motivated paramedics with proper certification could become self employed through UrgentEMS, INC system.

Substance abuse care

We believe UrgentEMS, INC will provide new avenues to care for persons suffering from alcohol and substance abuse within the community in a cost effective manner. These persons often require extensive clinical healthcare and mental health support services.

Community Care paramedicine offers unique opportunities ensure medication compliance and to provide on demand services to head off emergent issues.

How do you plan on leveraging technology?

Our plan is to create the necessary infrastructure to facilitate care beyond just a video conference. High quality home based medical monitoring devices are beginning to arrive on the market from several manufactures. However, this technology is only as powerful as infrastructure to collect, evaluate, and interpret the data collected.

There are also opportunities to leverage this infrastructure to facilitate care the coordination of community care, allied health, and quality of life services necessary for people to live in their own homes.